FASTPENCIL, INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

AUGUST 31, 2020

WITH ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS

Stein, Feldman & Sampson, LLC
Certified Public Accountants

Accountant's Compilation Report

To Management
FastPencil, Inc

Management is responsible for the accompanying consolidated financial statements of FastPencil, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of August 31, 2020, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements of Standards for accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy of completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statements.

STEIN, FELDMAN & SAMPSON, LLC
November 2, 2020

FASTPENCIL, INC
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2020

ASSETS

Current Assets		
Cash	$	23,290
Accounts receivable		61,915
Inventory		3,371
Total Current Assets		88,576
Fixed Assets, net of depreciation		-
Other Assets		
Intangible asset		3,414,889
Transaction cost		300,983
Accumulated amortization		(1,098,329)
Total Other Assets		2,617,543
Total Assets	$	2,706,119

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable		188,675
Accrued interest		265,900
Accrued royalties		249,703
PPP Money		33,046
Credit cards payable		54,469
Total Current Liabilities		791,793
Long-term Liabilities		
EIDL loan		29,500
Loans payable		960,026
Notes payable		1,441,915
Total Liabilities	$	3,223,234
Stockholders' Equity		
Capital stock		234
Additional pain in capital		7,165,114
Retained earnings		(7,682,463)
Total Equity		(517,115)
Total Liabilities & Equity	$	2,706,119

FASTPENCIL, INC
CONSOLIDATED STATEMENT OF INCOME
<u>FOR THE YEAR ENDED AUGUST 31, 2020</u>

Income	$	215,671
Cost of Income	$	175,505
Gross Profit	$	40,166
Expenses:		
Advertising	$	13,514
Amortization		235,956
Dues & Subscriptions		752
Employee benefits		8,920
Insurance		1,802
Interest expense		178,879
Management fees		40,790
Merchant fees		10,339
Office expenses		45,154
Outside services		18,184
Payroll expense		129,619
Professional fees		35,290
Rent		2,750
Royalties		66,379
Taxes		9,563
Telephone		4,641
Travel		18,649
Total Expenses	$	821,181
Net Operating Income		(781,015)
Gain on refinancing of note payable plus accrued interest		278,466
Net Income	$	(502,549)

FASTPENCIL, INC
CONSOLIDATED STATEMENT OF EQUITY
AUGUST 31, 2020

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, August 31, 2019	2,189,837	$ 219	-	$ -	$ 7,164,981	$ (7,179,914)	$ (14,714)
Warrants exercised	14,762	15	-	-	133	-	$ 148
Net Income	-	-	-	-	-	(502,549)	$ (502,549)
Ending Balance, August 31, 2020	2,204,599	$ 234	-	$ -	$ 7,165,114	$ (7,682,463)	$ (517,115)

FASTPENCIL, INC
CONSOLIDATED STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED AUGUST 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(502,549)
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Amortization expense		235,956
Gain on refinancing activities		(278,466)
(Increase) decrease in assets:		
Accounts receivable		(17,787)
Inventory		8,874
Increase (decrease) in liabilities:		
Accounts payable		(47,779)
Credit cards payable		(4,949)
Accured royalties		45,976
Accured interest		173,097
CASH USED FOR OPERATING ACTIVITIES		(387,627)

CASH FLOWS FROM INVESTING ACTIVITIES:

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		-

CASH FLOWS FROM FINANCING ACTIVITIES:

EIDL loan		29,500
PPP Money		33,046
Warrants exercised		148
Issuance of loans payable		20,000
Issuance of notes payable		225,381
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		308,075

NET INCREASE (DECREASE) IN CASH		(79,552)
CASH AT THE BEGINNING OF THE YEAR		102,842
CASH AT THE END OF THE YEAR	$	23,290

CASH PAID DURING THE YEAR FOR:

Interest	$	7,216

1 – Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following entity (the "Company"). The financial statements include information for fiscal year 2020.

FastPencil, Inc., Inc. was incorporated in the State of Delaware on October 28, 2008.

Our wholly owned subsidiary Infinity Publishers Group, Inc. (IPG) provides deep expertise in content creation and publishing services for writers and authors. The Company purchased IPG in February of 2017.

On June 17th, 2020, the Company rebranded itself and is now doing business under the name Opyrus.

Opyrus is a self-betterment platform for people who want to transform their life through writing. The Company has developed a SaaS software and services platform that enables people to tap their power to write to change their life through content, community, and creation tools. Opyrus seeks to accelerate the democratization of writing and the wellbeing of our customers and culture. Opyrus is making it easier for people, from childhood to legacy to learn new ways to use writing to enhance their business/career, personal life and their mental fitness. Opyrus is a subscription-based service that can be accessed on desktop and mobile platforms.

Fiscal Year
The Company operates on August 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of FastPencil Inc and Infinity Publishers Group, Inc. (collectively, the "Company). Infinity Publishers Group, Inc is fully owned by FastPencil, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of August 31, 2020, the Company held $102,842 in cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account receivables, historical experience, and knowledge of specific customers. As of August 31, 2020, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On August 31, 2020, the balance of inventory was $3,371.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of goodwill associated with the acquisition of Infinity Publishing Group $330,371 and Cost associated with development of the Companies' self-publishing software $ 3,208,971. Goodwill and software costs are amortized over a period of 15 years.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Summary of Significant Accounting Policies (continued

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Pennsylvania.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.
Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments(continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Summary of Significant Accounting Policies (continued)

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the United States. The Partnership could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. Accordingly, we cannot predict the extent to which our financial condition and results of operations will be affected.

Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2 – Commitments and Contingencies

The Company is currently in litigation regarding a $245,000 claim under a promissory note in the original principal amount of $450,000 for which the company has paid the lender $618,000. The company disputes the current additional claim.

The Company has a pending dispute with a previous consultant for past due fees from 2017-18 in the amount of $170,000.

3 – Loans Payable

Loan of $70,000 dated March 31, 2016, which matures on March 31, 2021, bearing an interest at rate of 15% per annum as of August 31, there is as a balance of $53,375 and accrued interest of $10,675.

Loan of $500,000 dated August 31, 2016 to investors, bear interest at a rate of 2% per annum, On October 1 the loan holder converted $232,000 plus interest of $10,800 into 2,428,000 of the Companies stock plus the Company agreed to change the rate of interest to 7% as of August 31, there is a balance of $268,000 and accrued interest of $34,393, to be paid on a date to be agreed on by both parties.

Loan of $80,000 dated February 1, 2017 issued to an accredited investor, which matures on December 31, 2021, bears interest at a rate of 5% per annum, as of August 31, there is a balance of $80,000 and accrued interest of $15,333.

3 -Loans Payable (continued)

Loan of $55,000 dated April 19, 2017 issued to an accredited investor, to be paid on a date to be agreed on by both parties, as of August 31 there is a balance of $55,000 and accrued interest of $17,932.

Loan of $25,000 dated November 28, 2017, issued to an accredited investor, which mature on December 31, 2021, bear interest at a rate of 10% per annum, as of August 31, there is a balance of $25,000 and accrued interest of $6,875.

Loan of $450,000 dated November 28, 2017 issued to accredited investor, which matures on July 15, 2020, bear interest at a rate of 8% per annum of which $311,849 was paid plus $295,540 in interest and penalties , the Company then issued a new note for the $138,151 at a rate of 8% due July 15, 2020 as of August 31, and accrued interest of 11,052.

Loan of $25,000 dated December 5, 2017, issued to accredited investor, which mature on December 31, 2021, bear interest at a rate of 10% per annum, as of August 31, there is a balance of $25,000 and accrued interest of $6,875.

Loan of $5,000 dated April 2, 2018 issued to an accredited investor and bears interest at a rate of 15% per annum, as of August 31, there is a balance of $5,000 and accrued interest of $1813, payable upon demand.

Loan of $18,000 dated April 2, 2018, issued to an accredited investor, bears interest at a rate of 15% per annum, as of August 31, there is a balance of $18,000 and accrued interest of $5,850, payable upon demand

Loan of $125,000 dated October 6, 2018 issued to accredited investor, which mature on December 31, 2021, bear interest at a rate of 9% per annum, as of August 31, there is a balance of $72,500 and $163 of accrued interest. $6,363 of interest was paid during the year

Loan of $200,000 dated April 1, 2019 issued to accredited investor, which mature on December 31, 2021, bear interest at a rate of 9% per annum, as of August 31, there is a balance of $200,000 and $24,508 of accrued interest. $854 of interest was paid during the year

3 -Loans Payable (continued)

Loan of $4,000 dated November 16, 2019 issued to accredited investor, to be paid on a date to be agreed on by both parties, bear interest at a rate of 10% per annum, as of August 31, there is a balance of $4,000 and $317 of accrued interest.

Loan of $16,000 dated December 31, 2019 issued to accredited investor, to be paid on a date to be agreed on by both parties, bear interest at a rate of 10% per annum, as of August 31, there is a balance of $16,000 and $1,067 of accrued interest.

4 -Notes Payable

On November 15, 2016, the Company issued 9.8 units of Unit 1 (each note consist of a $50,000 note at 7% interest plus 150,000 warrants that allow the unit holder to purchase one share of stock for each warrant at a price of $.20 per share). The Company raised $490,000 from the issuance to accredited investors. On February 28, 2020, the Company negotiated with most of the shareholders and converted $430,000 of the note plus $160,002 of accrued interest into a new note (see Unit 1 converts). As of August 31, the remaining balance is $60,000 and has accrued interest of $31,460.

On July 15, 2019, the Company issued a $845,000 note to an accredit investor, which matures on December 31, 2030, bear interest at a rate of 6% per annum, with a balance of $845,000 and accrued interest of $47,531.

On September 15, 2019 the Company issued 11.1 units of Unit 2 notes (each note consist of a $10,000 note at 8% interest plus 27,417 warrants that allow the unit holder to purchase one share of stock for each warrant at a price of $.36 per share) maturing June 30, 2021, the Company raised $111,000 from the issuance to accredited investors. As of August 31, the balance outstanding is $111,000 and has accrued interest of $8,510

On February 1, 2020 the Company issued 11.44 units of Unit 3 notes (each note consist of a $10,000 note at 4% annually plus a 25% interest bonus and 28,300 warrants that allow the unit holder to purchase one share of stock for each warrant at a price of $.001 per share) maturing December 28, 2020, the Company raised $114,381 from the issuance to accredit investors. As of August 31, the balance outstanding is $114,381 and has accrued interest of $29,113.

.

FASTPENCIL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
AUGUST 31, 2020

4 -Notes Payable (continued)

On February 28, 2020, the Company issued Unit 1 Converts. The Company converted $430,000 of Unit 1 empire note plus $160,002 of accrued interest into $311,534 new note maturing February 28, 2024 at 4% and issued 304,329 warrants with a strike price of $.001. As of August 31, the balance of the note is $311,534 with accrued interest of $12,461.

On April 17, 2020, the Company borrowed $33,046 from the Small Business Association (SBA) via the Payroll Protection Act – the Company has submitted its application for loan forgiveness in October 2020 and fully expects the loan to be forgiven.

On July 20, 2020, the Company borrowed $29,500 from the Small Business Association (SBA) via the Economic Injury Disaster Loan program (EIDL). The loan matures July 20, 2050 and bears interest at a 3.75% with no payments due until August 20, 2021.

5 - Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares of Common Stock, $0.0001 par value per share, with 2,204,600 shares having been issued and are outstanding.

On May 31, 2020, a warrant holder exercised 14,762 warrants at $.01 for 14,762 shares of the Company's common stock.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is twenty five million (25,000,000) shares of Preferred Stock, $0.0001 par value per share, with zero (0) preferred shares having been issued.

Equity Based Compensation
The equity-based compensation plan authorizes 1,500,000 stock options to be granted. The Company issued 1,026,154 options to key management and service providers during the year. There are 436,249 remaining and are available for future issuance.

Such Stock Options shall be subject to the terms and conditions set forth in Section 6 of our Long Term Incentive Plan 2017 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Committee shall set forth in the relevant Award Agreement.

6 – Subsequent Events

After August 31 the Company issued 4.5 additional units of Unit 3 notes (each note consist of a $10,000 note at 4% annually plus a 25% interest bonus and 28,300 warrants that allow the unit holder to purchase one share of stock for each warrant at a price of $.001 per share) maturing December 28, 2020, the Company raised $45,000 from the issuance to accredited investors.

The Company has submitted its application for loan forgiveness in October 2020, for the Payroll Protection Loan dated April 17, 2020 and fully expects the loan to be forgiven.